[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 26, 2017

VIA EDGAR Jay Williamson, Attorney Adviser Sheila Stout, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-213391) of Prospect Capital Corporation (the “Fund”)
Dear Mr. Williamson and Ms. Stout:
We are in receipt of oral comments provided by each of you on October 24, 2017 regarding the Fund’s Post-Effective Amendment No. 48 (the “POS 8C”) to its Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the POS 8C discussed below. These changes are reflected in Post-Effective Amendment No. 50 (the “Amendment”) to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Mr. Williamson
Ms. Stout
October 26, 2017

Accounting Comments:
1.    On page 46 of the Registration Statement, there is a word missing in the following sentence. “Our annualized current yield on [ ] was 10.4% and 12.0% as of June 30, 2017 and June 30, 2016, respectively, across all investments.” Please revise disclosure as applicable.
The Fund revised disclosure in accordance with the comment. The sentence now reads, “Our annualized current yield ~~on~~ was 10.4% and 12.0% as of June 30, 2017 and June 30, 2016, respectively, across all investments.”
2.    The Fund’s response 3 in the prior response letter, dated October 20, 2017 (the “Prior Response Letter”), indicates that several of the Fund’s loans are subject to intercreditor agreements. Please clarify.
A number of the Fund's outstanding loans are subject to an intercreditor agreement.  Depending on the intercreditor structure and market convention, an intercreditor agreement may (1) subordinate liens held by a junior lender to the liens held by a senior lender and/or (2) subject to satisfaction of certain conditions and triggering events, subordinate payment of debt obligations owed to a junior lender in favor of prior payment in full of debt obligations owed to a senior lender.  In addition, senior lenders would typically control:  (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement.  However, depending on the intercreditor structure, market convention and the circumstances, such rights may be granted to different groups of lenders.  Under the Fund's intercreditor agreements and in accordance with terms typical for such intercreditor structures, in some transactions the Fund retains control of the aforementioned actions and in others it does not.  In the event that the Fund’s junior liens or debt obligations are subordinated to the senior lenders and the Fund cedes such control to such senior lenders under the Fund’s intercreditor agreements in accordance with terms typical for such subordinated intercreditor structures, the Fund, as a junior lender, may be unable to realize all or a portion of the proceeds of the collateral securing some of its loans.   The Fund believes that the risks regarding such intercreditor agreements are appropriately detailed in the risk factor, "Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies."  Loans in which the Fund is subject to payment or lien subordination account for approximately 19% of the Fund's total assets as of June 30, 2017.
The valuation of loans subject to an intercreditor agreement are similar to the valuation of "first out/last out" structures discussed in response 3 in the Prior Response Letter.  Such

Mr. Williamson
Ms. Stout
October 26, 2017

loans are valued primarily on the income method while taking into account other relevant factors such as the seniority of each tranche relative to the Fund’s capital structure, implied leverage at each tranche and other key terms as defined in the applicable credit agreement in determining the discount rate to apply to each loan’s expected cash flows.
3.    The staff notes that ASC 835 provides examples of reporting issue costs in the balance sheet as a direct deduction from the face amount of the note and that amortization of debt issue costs should be reported as interest expense. Accordingly, the staff reissues comment 7 in the Prior Response Letter.
The Fund will revise disclosure in accordance with the comment going forward to include the amount of unamortized deferred financing fees parenthetically.
Disclosure Comments:
4.    Please include in a risk factor that pre-incentive fee net investment income includes fees from controlled companies.
The Fund has revised disclosure in accordance with the comment and included the requested disclosure in the risk factor, “Potential conflicts of interest could impact our investment returns.”
5.    Please supplementally provide further detail regarding the Board of Directors’ considerations regarding the renewal of the Investment Advisory Agreement and the disclosure in the POS 8C.
Prior to and at an in-person board meeting, the Investment Adviser presented materials to the Board of Directors, including the independent Directors, in aid of the Board’s consideration whether to renew the Investment Advisory Agreement. After its review of the materials, due deliberation and approval of the Investment Advisory Agreement at the in-person meeting, the Board ratified a disclosure for the POS 8C generally reflecting the information and factors the Board considered in reaching its renewal decision.
6.    The disclosure on page 129 regarding Section 851(b)(3)(A) of the Code is confusing. Please update.
The Fund has revised disclosure in accordance with the comment. The disclosure now reads, “at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets ~~or~~ and do not represent more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”);”

Mr. Williamson
Ms. Stout
October 26, 2017

7.    Section 851(b)(3)(B) of the Code contains three separate tests. Please confirm that the Fund met all three tests.
The Fund confirms that it met all three tests in Section 851(b)(3)(B) of the Code for the tax year ending August 31, 2017.

* * * * *

Mr. Williamson
Ms. Stout
October 26, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins

Richard Prins